SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil Informs about Mexican Supreme Court Resolution”

Mexico City, August 16, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that today the Second Chamber (Segunda Sala) of the Mexican Supreme Court of Justice, in an unanimous vote, resolved to grant an injunction (amparo) to its subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) against a series of provisions of the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiodifusión or “Implementing Legislation”) in relation to the prohibition imposed on Telcel to charge other carriers for termination services on its network, commonly referred to as the “Zero Rate”. In other words, the Supreme Court resolved that such interconnection regime set forth in the Implementing Legislation is unconstitutional.

Through this important resolution, the Supreme Court restores the authority of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) to determine the interconnection rate that other carriers shall pay Telcel for the termination of services on its network. Such rate shall be based on international best practices, cost oriented methodologies, transparency and rationality.

Notwithstanding the unconstitutionality of the “Zero Rate”, the Second Chamber (Segunda Sala) of the Supreme Court resolved (i) that other carriers shall not restore Telcel for the adverse effects caused by the “Zero Rate” since August 2014; and (ii) that the interconnection rate that other carriers shall pay Telcel for termination services on its network as established by the IFT shall be effective on January 1, 2018.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact